February 25, 2025

Timothy Millage
Chief Financial Officer
Lee Enterprises, Incorporated
4600 East 53rd Street
Davenport, IA 52807

       Re: Lee Enterprises, Incorporated
           Form 10-K for the Fiscal Year Ended September 29, 2024
           Form 8-K furnished February 7, 2025
           File No. 001-06227
Dear Timothy Millage:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 29, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 24

1. Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC
       Release No. 33-8350.
4. Goodwill and Other Intangible Assets, page 45

2. Please tell us in sufficient detail how you determined, pursuant to ASC 350-20-35-33
 February 25, 2025
Page 2

       through -38, that your business consists of a single reporting unit. Explain if there are any components of your reporting unit and, if so, how they qualify for aggregation. As part of your response, clarify if your business still consists of strategic business units as discussed in a prior comment response letter dated February 10, 2022.
Form 8-K furnished on February 7, 2025
Exhibit 99.1 Earnings Release, page 1

3. We note that you disclose the percentage change in several revenue streams on page 1 without explicitly identifying them as non-GAAP "same-store" figures. Please appropriately title each non-GAAP figure and ensure you present the change in GAAP revenue with equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-
       GAAP Financial Measures.
Exhibit 99.2 Presentation Materials, page 7

4. We note your presentation of "digital gross margin" percentage. In future filings, please present gross profit for each revenue stream and on a consolidated basis. Since you do not present gross profit on the face of your consolidated statements of (loss)
       income, disclose the nature of the expenses included within cost of sales and ensure that it is inclusive of all necessary expenses.
5. We note that you disclose on page 12 a 2025 fiscal year outlook for Adjusted
       EBITDA without providing a reconciliation to the most directly related
GAAP
       measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and
       102.10(b) of the C&DI's on Non-GAAP Financial Measures. Additionally, considering you present Adjusted EBITDA on a consolidated basis, tell us your basis
       for only providing an outlook for digital revenue and not consolidated revenues.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing